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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Willdan Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    96924N100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   96924N100
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Phronesis Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     596,889

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     596,889

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     596,889

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.3%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

--------------------------------------------------------------------------------

CUSIP No.   96924N100
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James Wiggins

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     596,889

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     596,889

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     596,889

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.3%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN, IA
--------------------------------------------------------------------------------

CUSIP No.   96924N100
            ---------------------

Item 1(a).  Name of Issuer:

            Willdan Group, Inc.
            -------------------------------------------------------------------


      (b).  Address of Issuer's Principal Executive Offices:

            2401 East Katella Avenue, Suite 300
            Anaheim, CA 92806
            -------------------------------------------------------------------


Item 2(a).  Name of Person Filing:

            Phronesis Partners, L.P.
            James Wiggins
            -------------------------------------------------------------------

      (b).  Address of Principal Business Office, or if None, Residence:

            Phronesis Partners, L.P.
            130 East Chestnut Street
            Suite 403
            Columbus, OH 43221

            James Wiggins
            130 East Chestnut Street
            Suite 403
            Columbus, OH 43221
            -------------------------------------------------------------------

      (c).  Citizenship:

            Phronesis Partners, L.P. - Delaware limited partnership
            James Wiggins - United States citizen
            --------------------------------------------------------------------

      (d).  Title of Class of Securities:

            Common Stock, $0.01 par value
            -------------------------------------------------------------------

      (e).  CUSIP Number:

            96924N100
            -------------------------------------------------------------------

Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a)    [_]  Broker or dealer registered under Section 15 of the Exchange
                 Act (15 U.S.C. 78c).

     (b)    [_]  Bank as defined in Section 3(a)(6) of the Exchange Act (15
                 U.S.C. 78c).

     (c)    [_]  Insurance company as defined in Section 3(a)(19) of the
                 Exchange Act (15 U.S.C. 78c).

     (d)    [_]  Investment company registered under Section 8 of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-8).

     (e)    [_]  An investment adviser in accordance with
                 s.240.13d-1(b)(1)(ii)(E);

     (f)    [_]  An employee benefit plan or endowment fund in accordance with
                 s.240.13d-1(b)(1)(ii)(F);

     (g)    [_]  A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G);

     (h)    [_]  A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act (12 U.S.C.1813);

     (i)    [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)    [_]  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Phronesis Partners, L.P. - 596,889 shares
          James Wiggins - 596,889 shares
          ----------------------------------------------------------------------

     (b)  Percent of class:

          8.3%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote

                 Phronesis Partners, L.P. - 0
                 James Wiggins - 0
          ---------------------------------------------------------------------,


          (ii)   Shared power to vote or to direct the vote

                 Phronesis Partners, L.P. - 596,889
                 James Wiggins - 596,889
          ---------------------------------------------------------------------,


          (iii)  Sole power to dispose or to direct the disposition of

                 Phronesis Partners, L.P. - 0
                 James Wiggins - 0
          ---------------------------------------------------------------------,


          (iv)   Shared power to dispose or to direct the disposition of

                 Phronesis Partners, L.P. - 596,889
                 James Wiggins - 596,889
          ---------------------------------------------------------------------,


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

          N/A
          ----------------------------------------------------------------------


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          N/A
          ----------------------------------------------------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

          N/A
          ----------------------------------------------------------------------

Item 8.   Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

          N/A
          ----------------------------------------------------------------------


Item 9.   Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


          N/A
          ----------------------------------------------------------------------

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   March 6, 2009
                                        ----------------------------------------
                                                        (Date)



                                        PHRONESIS PARTNERS, L.P.

                                        By:  /s/ James Wiggins
                                             -----------------
                                             James Wiggins
                                             General Partner



                                        /s/ James Wiggins
                                        -----------------
                                        JAMES WIGGINS*




* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13G, dated March 6, 2009 relating to the Common Stock, $0.01 par value of Willdan Group, Inc. shall be filed on behalf of the undersigned.



                                        PHRONESIS PARTNERS, L.P.

                                        By:  /s/ James Wiggins
                                             -----------------
                                             James Wiggins
                                             General Partner



                                        /s/ James Wiggins
                                        -----------------
                                        JAMES WIGGINS


SK 00532 0001 973369